Exhibit 99.1
EnCana plans measured, flexible approach to 2009 investment
Focusing on financial strength and flexibility, maintaining production at expected 2008 levels
Calgary, Alberta, (December 11, 2008) — EnCana Corporation (TSX & NYSE: ECA) plans a conservative, prudent and flexible capital program in 2009 that is targeting total natural gas and oil production at approximately 2008 levels and advancing the company’s multi-year projects. Given the economic uncertainty, EnCana has designed a 2009 capital program with the flexibility to adjust investment by approximately US$500 million, up or down, depending upon how economic circumstances unfold during the year. At the mid-point of the company’s forecasted range, EnCana plans in 2009 to invest about $6.1 billion and expects to generate about $7.7 billion in cash flow and about $1.6 billion in free cash flow. Cash flow could increase with planned divestitures.
“In these challenging economic times, we are highly focused on key business objectives: maintaining financial strength, generating significant free cash flow, further optimizing our capital investments and continuing to pay a stable dividend to shareholders — currently $1.60 per share annualized, which at the current share price results in a yield of about 3.4 percent. This measured investment approach is underpinned by a strong balance sheet and a risk management program that has hedged about two thirds of our expected natural gas production from January to October 2009 at an average price of approximately $9.13 per thousand cubic feet, which is well above the current forward strip,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
Uncertain economy warrants conservative, flexible approach to investment
“EnCana’s business model is focused on developing low-risk, long-life and low-cost resource plays. This model positions us very well to deal with the current market uncertainty. We have considerable flexibility in our capital programs, providing us with an opportunity to apply an even higher level of scrutiny to our investment decisions as we move through 2009. Optimizing project returns and long-term value creation will continue to be the focus of all of our investment decisions,” Eresman said.
EnCana 2009 Budget Forecast1

(US$ billions, excluding per share amounts)	2009 Forecast	2009 Forecast
	Range	Midpoint

Cash flow	7.1 - 8.3	7.7
Cash flow per share ($ per share diluted)	9.50 - 11.00	10.25

Capital investment	5.6 - 6.6	6.1
Free cash flow	1.5 - 1.7	1.6
Divestitures	0.5 - 1.0	0.75
Free cash flow, including divestiture proceeds	2.0 - 2.7	2.35

Total Production (Bcfe/d)	4.5 - 4.7	4.6

1.
2009 based on NYMEX of $5.50 — $7.50 per Mcf and WTI of $55 — $75 per bbl, a Chicago 3-2-1 crack spread of $5 — $10 per bbl and the US$/C$ at $0.75 — $0.85. Cash flow and free cash flow are non-GAAP measures. See Note 1 on page 3.

Updated guidance and key resource play information for 2008 and 2009 is posted on EnCana’s website: www.encana.com. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis.

“Depending on market conditions, the company may divest between $500 million and $1 billion of non-core assets. If prices are weak in 2009, we expect to invest less and sell fewer non-core assets, resulting in free cash flow at the lower end of the forecast range. If prices strengthen, we expect to invest more and sell more non-core properties, resulting in free cash flow at the higher end of the forecast range. Regardless, EnCana expects that 2009 cash flow and divestiture proceeds will significantly exceed capital expenditures resulting in free cash flow of between $2.0 billion and $2.7 billion, well in excess of the company’s $1.2 billion current annualized dividend,” Eresman said.
Investments in key resource plays and multi-year, long-term value creation projects continue
The company plans to invest about $4.5 billion — about 60 percent of 2009 forecast cash flow — to maintain total natural gas and oil production at approximately 2008 levels with investment directed primarily at key resource plays. EnCana also plans about $1.6 billion of capital investment in long-term production and refining assets — continuing to build the Coker and Refinery Expansion (CORE) project at the Wood River refinery in Illinois, expansions of upstream oil projects in northeast Alberta, development of the Deep Panuke natural gas project offshore Nova Scotia and other long-term upstream projects with substantial future growth potential.
Financial strength
EnCana has a very strong balance sheet. At November 30, 2008, about 82 percent of EnCana’s outstanding debt was comprised of long-term, fixed-rate debt with an average remaining term of more than 14 years. Long-term debt maturities in 2009 are $250 million and are $200 million in 2010. In addition, at November 30, 2008, EnCana had $2.6 billion in unused credit facilities. EnCana targets a net debt to capitalization ratio of between 30 and 40 percent and a net debt to adjusted EBITDA multiple, on a trailing 12-month basis, of 1 to 2 times. EnCana’s net debt to capitalization ratio is projected to be 28 percent at the end of 2008 and the net debt to adjusted EBITDA multiple is expected to be 0.6. In 2009 both of these ratios are expected to continue to be at the lower end of the managed range.
Two thirds of expected gas production hedged from January to October 2009
EnCana has hedged about 2.6 billion cubic feet per day (Bcf/d) of expected gas production from January to October 2009 at an average NYMEX equivalent price of about $9.13 per Mcf. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.
EnCana has also hedged 100 percent of its expected U.S. Rockies basis exposure through 2011 using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices and some hedges that move basis risk to alternative markets downstream.
EnCana updates 2008 guidance to reflect weaker fourth quarter oil prices
EnCana has updated its 2008 guidance for cash flow largely to reflect the dramatically lower Chicago crack spreads and WTI oil prices experienced in the fourth quarter. The combination of the two has reduced realized margins and inventory values in downstream operations by about $300 million. Accordingly, EnCana now expects its 2008 cash flow range to be between $9.4 billion and $9.6 billion, or $12.50 to $12.80 per share. The changing market conditions have also resulted in a reduction of EnCana’s operating and administrative cost guidance. Updated guidance is posted on the company’s website at www.encana.com.

NCIB renewed, share purchases planned following completion of split transaction
EnCana recently renewed its Normal Course Issuer Bid program. Under the renewed bid, EnCana may purchase for cancellation up to 74,957,086 of its common shares, representing 10 percent of the public float of 749,570,863 common shares outstanding on October 31, 2008, through market purchases. EnCana continues to work internally on splitting the company into two independent companies, creating an integrated oil company to be named Cenovus Energy Inc. and a pure-play natural gas company, which will retain the name EnCana Corporation. The company has delayed seeking external approvals for the proposed transaction until the uncertain financial markets stabilize. Upon completion of the proposed split transaction, and subject to market conditions prevailing at that time, EnCana intends to resume purchases of common shares under the program.
CONFERENCE CALL TODAY
9 a.m. Mountain Time (11 a.m. Eastern Time)
EnCana Corporation will host a conference call today, Thursday, December 11, 2008 starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (877) 741-4253 (toll-free in North America) or (719) 325-4824 approximately 10 minutes prior to the conference call and quote access code 4980269. An archived recording of the call will be available from approximately 3:00 p.m. MT on December 11 until midnight December 18, 2008 by dialling (888) 203-1112 (toll-free in North America) or (647) 436-0148 and entering replay access code 2134113.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, free cash flow, net debt, capitalization and adjusted earnings before interest, tax, depreciation and amortization (EBITDA).
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Net debt is a non-GAAP measure defined as long-term debt plus current liabilities less current assets. Capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity. Net debt to capitalization and net debt to adjusted EBITDA are two ratios management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $45 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: projections relating to future economic and operating performance (including per share growth, net debt to capitalization and net debt to adjusted EBITDA ratios, cash flow, free cash flow, and cash flow per share); the anticipated ability to meet the company’s guidance forecasts; the ability of the company to withstand a volatile pricing environment; anticipated effects of inflation in 2009; projected exchange rates for 2009; potential dividends; anticipated growth and success of various resource plays and the expected characteristics of such resource plays; the future drilling and production potential for various regions; projections relating to the proposed corporate reorganization transaction, including the expected timing for proceeding with this transaction; projections of crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production of the company’s upstream oil projects in northeast Alberta; the potential success, capacity, cost and timing of the CORE project at Wood River; anticipated continued suspension and the timing of resumption of purchases under EnCana’s normal course issuer bid; the potential timing, cost and success of the Deep Panuke project; projections for future crack spreads and refining margins; anticipated effects of EnCana’s market risk mitigation strategy; projections for 2009 capital expenditures and investment; projections for oil, natural gas and NGLs production in 2009 and beyond; anticipated costs and inflationary pressures; and potential divestitures, proceeds which may be generated therefrom and the potential use of such proceeds.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: risks associated with the timing and the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed corporate reorganization transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed corporate reorganization transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; North American and global market conditions including financial markets; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2009 cash flow and free cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.6 Bcfe/d, average commodity prices for 2009 based on a WTI price of $55 — $75/bbl for oil, a NYMEX price of $5.50 — $7.50/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.75 - $0.85, an average Chicago 3-2-1-crack spread for 2009 of $5 — $10/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Forward-looking information respecting the rescheduling of the proposed reorganization transaction is based upon the assumption that financial markets will stabilize. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751